UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD Specialized Disclosure Report	OMB APPROVAL OMB Number: 3235-0697 Expires: May 31, 2016 Estimated average burden hours per response....480.61

GAMING PARTNERS INTERNATIONAL CORPORATION

NEVADA	0-23588	88-0126025
(State or other jurisdiction	(Commission File #)	(IRS Employer ID No)
Of incorporation or organization)

1700 INDUSTRIAL ROAD	89102
(Address of principal executive offices)	(Zip Code)

Michael Mann, CFO, 702-598-2400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013 .

Section 1 - Conflict Minerals Disclosure

A copy of GAMING PARTNERS INTERNATIONAL CORPORATION (“GPIC”) Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.gpigaming.com. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Section 2 – Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Section 1of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Name/Title: Michael Mann, CFO	Date: